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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Koehler Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5710 4 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erica L Momany (Name) 269-429-0650 (Area Code – Telephone Number) Koehlerfinancialllc@Koehlerfinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

02/14/18 (Date of Registration with PCAOB)(if applicable) 6479 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erica L Momany, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Koehler Financial, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Erica Lynn Momany

Title: Sole Member

Elizabeth Mahler

Notary Public

ELIZABETH MAHLER
Notary Public - State of Michigan
County of Berrien
My Commission Expires Sep 11, 2030
Acting in the County of Berrien

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Koehler Financial, LLC

Report on Audit of Financial Statements

December 31, 2024

THOMAS FAUST, CPA
Certified Public Accountant

KOEHLER FINANCIAL, LLC

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Koehler Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Koehler Financial, LLC, as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Koehler Financial, LLC as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Koehler Financial, LLC's management. My responsibility is to express an opinion on Koehler Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Koehler Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Koehler Financial, LLC's financial statements. The supplemental information is the responsibility of Koehler Financial, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 13, 2025

KOEHLER FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash	$	156,977
Accounts receivable		29,251
TOTAL CURRENT ASSETS		186,228

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable		-
TOTAL LIABILITIES		- 0
MEMBER'S EQUITY		
Member's Equity		186,228
TOTAL MEMBER'S EQUITY		186,228
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	186,228

KOEHLER FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE		
Fee revenues	$	222,437
TOTAL REVENUE		222,437
EXPENSES		
Employee compensation		6,000
Occupancy		6,840
Regulatory and compliance		6,219
Professional fees		7,395
Administrative expenses		1,082
TOTAL EXPENSES		27,536
NET INCOME	$	194,901

KOEHLER FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

MEMBER'S EQUITY AT BEGINNING OF YEAR	$	233,791
Net income		194,901
Member contributions		27,536
Member distributions		270,000
MEMBER'S EQUITY AT END OF YEAR	$	186,228

KOEHLER FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	194,901
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(1,689)
Net Cash Provided by Operating Activities		193,212
CASH FLOWS FROM INVESTING ACTIVITIES		
Member contributions		27,536
Member distributions		(270,000)
Net Cash Provided By (Used In) Investing Activities		(242,464)
NET INCREASE IN CASH		(49,252)
CASH AT BEGINNING OF YEAR		206,229
CASH AT END OF YEAR	$	156,977
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes:		$0.0
Interest		$0.0

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Koehler Financial, LLC (the Firm) was formed on October 8, 1999 as a limited liability company in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is a single member (of Koehler Financial Services, Inc.), and its only line of business as a broker-dealer involves agency transactions. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c-3-3(k)(1). Its customers are located primarily in Southwestern Michigan.

b. Segment Reporting—The Firm is engaged in a single line of business as a securities broker-dealer which is comprised of mutual funds and variable annuities described in Note 1. The Firm has identified its Sole Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

c. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2024.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Firm sells its products to various customers located near its principal office, primarily in Southwest Michigan.

f. Accounts Receivable— Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required.

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm is wholly owned by Koehler Financial Services, Inc (the Parent). The Firm has an annual agreement to share office space and certain administrative expenses with the Parent. Additionally, the Parent pays all direct expenses on behalf of the Firm.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and /or variable annuities only)". During the year ended December 31, 2024 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2024.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2024.

The firm's federal and state income tax returns for 2021 through 2024 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2024, the Firm's net capital was $157,101 its excess net capital was $152,101, and its net capital in excess of its minimum net capital requirement was $151,101.

NOTE 7: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2024. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2024. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

KOEHLER FINANCIAL, LLC

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	186,228
less nonallowable assets from Statement of Financial Condition		(29,127)
Net capital before haircuts on securities positions		157,101
Haircuts on securities		- 0
Net Capital	$	157,101
Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness (6-2/3%)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	152,101

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebtedness		-
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	151,101
Percentage of Aggregate Indebtedness to Net Capital		0.00%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2024, there were no material differences between audited net capital above and net capital as reported on the Firm's Part IIA (Unaudited) FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Koehler Financial, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Koehler Financial, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) Koehler Financial, LLC stated that Koehler Financial, LLC has met the exemption provision above mentioned throughout the past fiscal year ending December 31, 2024 without exception. Koehler Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
February 13, 2025

Koehler Financial

Let Our Experience Guide You!

February 6, 2025

Exemption Statement with regard to rule 15c3-3

Koehler Financial, LLC. (CRD 103420, SEC file 8-52190) is a $5,000 minimum net capital non-carry, non-learning broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1) Limited business (mutual funds and/or variable annuities only).

Exemption Report under rule 15c3-3(k)(1)

Koehler Financial, LLC. Has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2024, without exception.

To the best of my knowledge and belief, the above statements are true without exception.

Koehler Financial, LLC.

Erica L Momany

Erica L Momany

Chief Compliance Officer